March 8, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  William H. Thompson, Accounting Branch Chief

Re:	Soupman, Inc. Form 10-K for Fiscal Year Ended August 31, 2012 filed December 14, 2012 Form 10-Q for Fiscal Quarter Ended November 30, 2012 File No. 0-53943

Dear Mr. Thompson:

Enclosed for your review, we hereby submit a letter responding to your comments Nos. 8, 9 and 13 from your February 4, 2012 comment letter, which were, as indicated therein, not fully responded to in our March 5 response.  For your convenience, we have set forth below the corresponding staff’s numbered comments in their entirety followed by our response(s) thereto.

8.           Please provide us your analysis supporting your conclusion that Soup Kitchen International, Inc. is a variable interest entity and why it would be subject to consolidation in compliance with ASC 810-10.  In doing so, please provide your assessment of the characteristics of your variable interests in the VIE as well as other variable interest holders and explain to us why you have the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In addition, please tell us how the chapter 7 petition for involuntary bankruptcy filed against Soup Kitchen impacts your conclusion to consolidate Soup Kitchen or otherwise direct its activities and absorb losses or receive benefits.

Further, it appears that at inception of the guarantee there was a high likelihood that you would be required to pay the secured debt of Soup Kitchen and a low likelihood that you would not be required to make any payment.  Please tell us your consideration of recognizing a liability for the probable loss in accordance with ASC 450-20 in the event VIE accounting is not deemed applicable.

United States Securities
 and Exchange Commission
March 5, 2013

Response: Upon inclusion of SKI as a VIE in the consolidated financial statements, OSM had the ability to control the operations of SKI. As part of the agreement for OSM to purchase the assets of SKI (which created the VIE), OSM paid $100,000 in cash and agreed to guarantee $3.6MM of SKI’s debt.

Although the act of entering into bankruptcy would normally result in the temporary loss of our ability to direct the activities of the VIE that most significantly affect the VIE’s economic performance, in the present case the court has not made any instructions towards the management of SKI.

Moreover, because we guaranteed the debt of SKI, even if we lost the ability to direct the activities of the VIE that most significantly affect the VIE’s economic performance under ASC 810-10-35-4(e), the guaranteed debt of the VIE would still remain on our consolidated balance sheet.

9.            Please tell us your consideration of disclosing the information required by ASC 810-10-50-2AA, ASC 810-10-50-3 and ASC 810-1-50-5A.

Response: We will revise our future disclosures to more fully explain how management determined and continues to determine that SKI is a VIE and the nature of the change in and the risk associated with the VIE as required by ASC 810-10-50-2AA, ASC 810-50-3 and ASC 810-10-50-5A.

13.          We understand that you accounted for the acquisition of OSM as a transaction between entities under common control recognizing the assets and liabilities acquired at their carrying amounts.  If our understanding is correct, please tell us:

☐	how you determined that PPOR and OSM were under common control;
☐	whether the Chairmen held more than 50% of the voting ownership interest in each entity; and

United States Securities
 and Exchange Commission
March 5, 2013

Response: Although neither ASC 805 nor GAAP define the term “common control”, ASC 805’s reference to “control” is analogous to “controlling financial interest” as defined in ASC 810-10-15-8.  ASC 810-10-15-8 states that the application of the majority voting interest requirement to assert a controlling financial interest is not the sole and deciding factor in determining whether a controlling financial interest exists, because the controlling financial interest may be achieved through arrangements that do not involve voting interests. We believe that in the present case, PPOR and OSM were under common control because of the following:

(a)	prior to the transaction, our Chairman, acting in concert with three other investors, purchased greater than 50% of the common stock of PPOR; and

(b)	at the time of the transaction, our Chairman and a group of the same three investors of PPOR owned greater than 50% of the common stock of OSM; and

(c)	at the time of the transaction, our Chairman was also the Chairman of PPOR; and

(d)	at the time of the transaction the Chairman held the position as CEO of both PPOR and OSM, and as such had full operational control and management of the company’s operations and business; and

(e)	neither PPOR nor OSM received any monies or the like from the other party, as part of the transaction.

☐	why you did not present your financial statements in accordance with the guidance in ASC 805-50-45.

Response: We believe we did present our financial statements in accordance with ACS 805-50-45.  Our balance sheets, statements of operations and statements of cash flows included only the combined entities from the date of common control. ASC 805-50-45-5 states, that the financial statements and financial information presented for prior years shall be retrospectively adjusted for periods during which the entities were under common control. We believe this applies in whole when the date of common control begins in a prior year; however in the present case, the date of common control fell within the current period.  Therefore we believe that “prior year” is to be interpreted as prior to the date of common control and as such, only the financial information from and after the date of common control should be combined in any financial statements, current, previous, comparative or otherwise.

In addition, our Notes disclosed the information required under ASC 805-50-50-3, which requires disclosure of (a) the name and brief description of the entity included in the reporting entity as a result of the net asset transfer or exchange of equity interests and (b) the method of accounting for the transfer of net assets or exchange of equity interests.

United States Securities
 and Exchange Commission
March 5, 2013

In addition, it appears that the shareholders of OSM have voting and operating control of the combined entity. As such, please tell us your consideration of accounting for the transaction as a reverse recapitalization equivalent to the issuance of stock by OSM for the net monetary assets of PPOR accompanied by a recapitalization of OSM.

Response: Although the shareholders of OSM had voting control of the combined entities after the transaction, we did not consider accounting for the transaction as a reverse recapitalization because it is our understanding that the guidance pertaining to reverse recapitalizations, which exists under ASC 805-10 through 30, is excluded from the scope of the guidance on combining entities under common control.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 768-7687.

Sincerely,

/s/ Arnold Casale
Arnold Casale
CEO, Soupman, Inc.

Enclosures
cc: Gracin & Marlow